

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2006

Ms. Nancy G. Willis
Bank of America, N.A., Trustee
Cross Timbers Royalty Trust
P. O. Box 830650
Dallas, Texas 75283-0650

> **Re: Cross Timbers Royalty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed April 28, 2006**
> **File No. 1-10982**

Dear Ms. Willis:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Ms. Nancy G. Willis
Cross Timbers Royalty Trust
August 9, 2006
page 2

Annual Report to Unitholders

1.	You disclose the estimated future net cash flows from proved reserves and the present value of estimated future net cash flows at December 31, 2005 on a per unit basis. Such presentation raises questions as to relevance because the staff believes such figures cannot logically be related to the unitholders without adjustment, and implies that such measures are more meaningful than net income per unit. Please remove such references to per unit amounts in your filing. Refer to Financial Reporting Codification Section 202.04.

Trustee's Discussion and Analysis

Years Ended December 31, 2005, 2004 and 2003

Other Proceeds

2.	We note the amount received in the fourth quarter of 2005 from the recalculation of royalties and related interest. With regard to these items, tell us:

*	the facts and circumstances leading to it,
*	when you were initially notified of such adjustment,
*	why you believe this is a one-time adjustment, and
*	why your accounting treatment is appropriate.

	We may have further comment.

3.	Disclose your accounting policy for such recalculations and its affect on your unitholder distributions in the notes to your financial statements.

Reversion Agreement

4.	We note your disclosure as to the reasons why monthly payouts may be reduced in fiscal 2006 due to the reversion agreement. We also note your accounting policies, in accordance with Staff Accounting Bulletin Topic 12:E, do differ from U.S. Generally Accepted Accounting Principles. However, Regulation S-X Rule 4-01(a) requires financial statements to include such further information as is necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. Please revise your footnotes to the financial statements to disclose the potential effects of the reversion agreement on your unitholder distributions, or tell us why you do not believe this disclosure is necessary.

Notes to Financial Statements

Note 8 – Quarterly Financial Data (Unaudited)

5.   We note from the Trustee's discussion and analysis that the Trust received a significant remittance of prior period royalties in the fourth quarter of 2005. Your presentation of quarterly data should describe the effects of such infrequent or unusual items. Refer to Regulation S-K Item 302(a)(3) for guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief